[INDEPENDENT BANK CORP. LETTERHEAD]
February 13, 2009
VIA EDGAR AND ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
Room 5533
100 F Street, NE
Washington, DC 20549
Attention: William Friar
Re: Independent Bank Corp. Registration Statement on Form S-3
(File No. 333-157139)
Dear Mr. Friar:
     On February 6, 2009, Independent Bank Corp. (the “Company”) filed a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission. The Registration Statement relates to the potential resale from time to time by selling securityholders of some or all of the shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, a warrant to purchase up to 481,664 shares of the Company’s common stock (the “Warrant”) and the shares of the Company’s common stock issuable from time to time upon exercise of the Warrant. The Company hereby amends the Registration Statement to include on the cover page the delaying amendment language set forth below:
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.
     If you have any questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Richard A. Schaberg, Esq. of Hogan & Hartson LLP at (202) 637-5671.

Sincerely, INDEPENDENT BANK CORP.
By:	/s/ Edward H. Seksay, Esq.
	Name:	Edward H. Seksay, Esq.
	Title:	General Counsel

Signature	Title
* Christopher Oddleifson	President, Chief Executive Officer and Director
*	Chief Financial Officer and Treasurer
Denis K. Sheahan
*	Director
Richard S. Anderson
*	Director
Benjamin A. Gilmore, II
*	Director
Kevin J. Jones
*	Director
Donna A. Lopolito
*	Director
Eileen C. Miskell
*	Director
Carl Ribeiro
*	Director
Richard Sgarzi
*	Director
John H. Spurr, Jr.

Signature	Title
*	Director
Robert D. Sullivan
*	Director
Brian S. Tedeschi
*	Director
Thomas J. Teuten
* By Edward H. Seksay, Esq. as Attorney-in-Fact